Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

BASIC:
Net loss	$(627)	$(523)	$(675)	$(65)

Weighted average number of common shares outstanding	5,174	5,155	5,174	5,155
Net loss per common share	$(0.12)	$(0.10)	$(0.13)	$(0.01)

ASSUMING DILUTION:
Net loss	$(627)	$(523)	$(675)	$(65

Weighted average number of common shares outstanding	5,174	5,155	5,174	5,155

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	—	—	—	—
Weighted average number of common and common equivalent shares	5,174	5,155	5,174	5,155
Net loss per common share, assuming dilution	$(0.12)	$(0.10)	$(0.13)	$(0.01)